04003249

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newport Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Thames Street
(No. and Street)

Newport (City) RI (State) 02840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co.
(Name – *if individual, state last, first, middle name*)

385 Prospect Ave (Address) Hackensack (City) NJ (State) 07601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AW

OATH OR AFFIRMATION

I, Anthony S Rust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Capital Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NOTARY PUBLIC
My Commission Expires 12-01-2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT CAPITAL, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Newport Capital, Inc.

We have audited the accompanying statement of financial condition of Newport Capital, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Capital, Inc. as of December 31, 2003, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 24, 2004
New York, NY

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

NEWPORT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

ASSETS

Cash	$16,651
Furniture and equipment, net	3,360
Organization costs	4,800
Total assets	$24,811

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 6,050
Total liabilities	$ 6,050
Stockholders' equity:	
Common stock, no par, 100 shares authorized, 60 shares issued and outstanding	$ 6,000
Treasury stock, 20 shares	(2,000)
Retained earnings	14,761
Total stockholders' equity	$18,761
Total liabilities and stockholders' equity	$24,811

See the accompanying notes to financial statements.

NEWPORT CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues:	
Fees	$457,250
Total revenues	$457,250
Expenses:	
Salaries and other employment costs	$134,046
Occupancy	21,267
Regulatory fees and expenses	3,422
Other expenses	211,471
Total expenses	$370,206
Net income	$ 87,044

See the accompanying notes to financial statements.

NEWPORT CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, January 1, 2003	$6,000	($2,000)	$ 28,557	$ 32,557
Net income	-	-	87,044	87,044
Shareholder distributions	-	-	(100,840)	(100,840)
Balance, December 31, 2003	$6,000	($2,000)	$ 14,761	$ 18,761

See the accompanying notes to financial statements.

NEWPORT CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities	
Net income	$ 87,044
Adjustments to reconcile net income to net cash:	
Depreciation and amortization	4,000
Increase in accounts payable	1,550
Cash provided by operating activities	$ 92,594
Cash Flows From Financing Activities	
Shareholder distributions	($100,840)
Cash flows used in financing activities	($100,840)
Net decrease in cash and cash equivalents	($ 8,246)
Cash and cash equivalents, January 1	24,897
Cash and cash equivalents, December 31	$ 16,651

See the accompanying notes to financial statements.

NEWPORT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principal Business Activities

Newport Capital, Inc. (The "Company") is a broker dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purpoises of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NEWPORT CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2. Furniture and Equipment

As of December 31, 2003 furniture and equipment consists of:

Furniture and equipment	$12,000
Accumulated depreciation	(8,640)
	$ 3,360

Depreciation expense amounted to $2,400 for the year ended December 31, 2003.

Note 3. Commitment

The Company leases office space under a lease which expires May 15, 2004 at a monthly rate of $500.

As of December 31, 2003 minimum future rentals under this lease were as follows:

2004	$2,250

Note 3. Net Capital Requirements

As a broker-dealer, the Company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the company had net capital of $10,601 which was $5,601 in excess of its required net capital. The company's net capital ratio was .571 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2003

Schedule I

NEWPORT CAPITAL, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2003

Total Capital

Total stockholders' equity		$18,761
Total stockholders' equity qualified for net capital		$18,761
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment	$3,360	
Organization costs	4,800	8,160
Net capital		$10,601

Computation of Basic Net Capital Requirement

Minimun net capital required (6-2/3% of aggregate indebtedness)	$ 404
Minimum dollar net capital required	$ 5,000
Excess net capital	$ 5,601

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 6,050
Percent of aggregate indebtedness to net capital	57.1

Reconciliation of Computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firms X-17a(5) Part II(A) filing.

NEWPORT CAPITAL, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

NEWPORT CAPITAL, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2003

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Newport Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Newport Capital, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

385 PROSPECT AVENUE, HACKENSACK, NJ 07601 ◆ 201.488.9299 ◆ FAX 201.488.7360
805 THIRD AVENUE, SIXTH FLOOR, NEW YORK, NY 10022 ◆ 212.425.2185 ◆ FAX 201.488.7360
WWW.CONROYSMITH.COM

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Newport Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 24, 2004
New York, NY